# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Onar Holding Corporation, CIK 0001682265
CUSIP: 75955V108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8605 Santa Monica Boulevard, PMB 36522, Los Angeles, California (CA), 90069
Date of event which requires filing of this statement: 06/14/2024
Filed by CIK 0002056323
Persons authorized to receive notices and communications: Onar Holding Corp, 8605 Santa Monica Boulevard, PMB 36522, Los Angeles, California (CA), 90069, 213-437-3081

## Reporting persons
- Claude Zdanow (CIK 0002056323): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC); sole voting power 75,000,000; shared voting power 0; sole dispositive power 75,000,000; shared dispositive power 0; aggregate amount beneficially owned 75,000,000 (67.9% of the class)
  Comment: In addition to the shares of common stock reported herein, the Reporting Persons own (i) 1,000 shares of the Issuer's Series A Preferred Stock, which shares have the right, voting in aggregate, to vote on all stockholder matters equal to fifty-one percent (51%) of the total vote and (ii) 10,000 shares of Series C Preferred Stock having a "Face Value" of $1,000 per share, which shares of Series C Preferred Stock are convertible by the holder into the Issuer's common stock at a conversion price equal to 90% of the Volume Weighted Average Price of the Issuer's common stock for the 10 days prior to such conversion.
  Based on the number of shares of common stock outstanding as of the date of this Schedule 13D (110,485,465), as confirmed by the Issuer's Transfer Agent.
- Mt Olympus Ventures, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: subject company funds (SC); sole voting power 75,000,000; shared voting power 0; sole dispositive power 75,000,000; shared dispositive power 0; aggregate amount beneficially owned 75,000,000 (67.9% of the class)
  Comment: In addition to the shares of common stock reported herein, the Reporting Persons own (i) 1,000 shares of the Issuer's Series A Preferred Stock, which shares have the right, voting in aggregate, to vote on all stockholder matters equal to fifty-one percent (51%) of the total vote and (ii) 10,000 shares of Series C Preferred Stock having a "Face Value" of $1,000 per share, which shares of Series C Preferred Stock are convertible by the holder into the Issuer's common stock at a conversion price equal to 90% of the Volume Weighted Average Price of the Issuer's common stock for the 10 days prior to such conversion.
  Based on the number of shares of common stock outstanding as of the date of this Schedule 13D (110,485,465), as confirmed by the Issuer's Transfer Agent.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Onar Holding Corporation
Address of issuer's principal executive offices: 8605 Santa Monica Boulevard, PMB 36522, Los Angeles, California (CA), 90069

## Item 2. Identity and Background
Name of person filing: This Statement on Schedule 13D is being filed by Claude Zdanow, an individual, and Mt Olympus Ventures, Inc., a Delaware corporation ("Mt Olympus") wholly-owned by Mr. Zdanow (the "Reporting Persons").
Residence or business address: The business address of the Reporting Persons is 8605 Santa Monica Boulevard, PMB 36522, Los Angeles, CA 90069.
Present principal occupation or employment: Mr. Zdanow is the Chief Executive Officer and Director (sole director) of the Issuer. The business address of the Reporting Persons is 8605 Santa Monica Boulevard, PMB 36522, Los Angeles, CA 90069.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Citizenship: Mr. Zdanow is a citizen of the United States. Mt Olympus is a Delaware corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On June 14, 2024, Mt Olympus purchased all 1,000 shares of the Issur's Series A Preferred Stock from Elijah May, former Chief Executive Officer and sole director of the Issuer, in a private transaction, for $400,000. The 1,000 shares of Series A Preferred Stock have the right, voting in aggregate, to vote on all stockholder matters equal to fifty-one percent (51%) of the total vote. The transaction consideration used to purchase the Series A Preferred Stock was originally loaned to Mt Olympus by the Issuer. In addition, on July 25, 2024, in connection with the consummation of the transactions contemplated by the contribution agreement dated as of June 18, 2024, by and between the members of HLDCO, LLC, a Delaware limited liability company and the Issuer (formerly known as Reliant Holdings, Inc.), the Issuer issued 2,670 shares of the Issuer's Series C Preferred Stock and 100 shares of the Issuer's Series D Preferred Stock to Mt Olympus. On November 14, 2024, following the increase in authorized share capital of common stock of the Company from 70,000,000 to 450,000,000 shares of common stock, each share of Series D Preferred Stock automatically converted into 750,000 shares of the Issuer's common stock. The shares of Series C Preferred Stock are convertible by the holder into the Issuer's common stock at a conversion price equal to 90% of the Volume Weighted Average Price of the Issuer's common stock for the 10 days prior to such conversion.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

Mr. Zdanow currently serves as the (i) sole director of the Issuer and (ii) Chief Executive Officer of the Issuer. As a director and officer of the Issuer, Mr. Zdanow may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons retain the right to change their investment intent and may, from time to time, acquire additional shares of common stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of common stock or other securities of the Issuer, if any, beneficially owned by the Reporting Persons, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own 75,000,000 shares of the Issuer's common stock, 1,000 shares of the Issuer's Series A Preferred Stock and 2,670 shares of the Issuer's Series C Preferred Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons hold the sole power to vote 75,000,0000 shares of common stock. In addition to the shares of common stock reported herein, the Reporting Persons owns 1,000 shares of the Issuer's Series A Preferred Stock, which shares have the right, voting in aggregate, to vote on all stockholder matters equal to fifty-one percent (51%) of the total vote.
Transactions in the class effected during the past sixty days: See Item 3, above.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock held directly by Mr. Zdanow.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1: 351 Contribution Agreement between the Issuer and the members of HLDCO, LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on July 31, 2024)(File No. 000-56012).
Exhibit 99.1: Joint Filing Agreement, dated March 31, 2025, by and between the Reporting Persons.

## Signatures
- Claude Zdanow: /s/ Claude Zdanow, Individual (03/31/2025)
- Mt Olympus Ventures, Inc.: /s/ Claude Zdanow, Chief Executive Officer (03/31/2025)